Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

Stephen B. Soules joins NOVA Chemicals Board of Directors

Calgary, AB (December 16, 2010) —NOVA Chemicals today announced that Stephen B. Soules was appointed to its Board of Directors effective December 1, 2010. Currently, Mr. Soules is an advisor to organizations in the Canadian energy and technology sectors after serving in senior executive and financial leadership positions for several companies within the Canadian energy industry over the past 35 years.

“Stephen’s leadership and experience in Canada’s energy sector will be a valuable addition to the NOVA Chemicals Board,” said Mohamed Al Mehairi, Director, Investments of the International Petroleum Investment Company and member of the NOVA Chemicals Board of Directors.

Mr. Soules will serve as Chair of the NOVA Chemicals Audit Committee.

About NOVA Chemicals Corporation

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of the International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Contact: Wendy J. Lomicka-Corporate Communications

Telephone: 412.490.4292

Email: lomickaw@novachem.com

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.